Exhibit 4.31
AMENDED AND RESTATED

EMPLOYMENT AGREEMENT
     This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of this 8th day of June, 2007, by and between Protherics Inc, (the “Company”), and Saul Komisar (“Employee”).
W I T N E S S E T H:
     WHEREAS, Employee is employed as the President of the Company; and
     WHEREAS, the Company and Employee memorialized their understanding of the terms of the Employee’s employment with the Company, the financial obligations of the Company to the Employee, and specified certain rights, responsibilities and duties of Employee in an Employment Agreement dated as of November 1, 2000 as amended and restated on July 1, 2002 (the “Employment Agreement”); and
     WHEREAS, the Company and Employee desire to amend and restate certain terms of the Employment Agreement;
     NOW, THEREFORE, based upon the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:
ARTICLE I
RESPONSIBILITIES
          Section 1.1 Scope of Employment.
          (a) General. Employee is employed by Company to serve as President of the Company with the powers and responsibilities set forth for such position in the Bylaws of the Company and such other duties as may be delegated or assigned by the Board of Directors of the Company, Employee accepts employment upon the terms set forth in this Agreement and will perform diligently to the best of his abilities those duties set forth in the Bylaws and in this Agreement in a manner that promotes the interests and goodwill of the Company and Protherics PLC (a company registered in England under number 02459087 and whose registered office is at The Heath Business Park, Runcorn (the “Parent”). Employee will faithfully devote his best efforts and all his working time to and for the benefit of the Company and any Group Companies to which he is required to provide services including (without limitation) the Parent. For the purposes of this Agreement, “Group Company” means the Company, the Parent and any current or future U.S., U.K. or Australian direct or indirect subsidiary of the Company and/or the Parent, and the “Group” shall be construed accordingly.

          (b) Group Companies. Employee will perform services for and (if the Company so requests) hold such offices and/or directorships in such Group Companies as the Company’s Board of Directors (the “Board”) and/or Parent’s Board of Directors may from time to time require without additional compensation (except as otherwise agreed) provided always that Employee shall (in the event that he holds any such office and/or directorship):
     (i) hold any such office and/or directorship subject to the articles of association of the relevant Group Company as amended from time to time;
     (ii) do such things as are necessary to ensure that he and the relevant Group Company comply with the rules and regulations of the Securities and Exchange Commission, the listing rules of the Nasdaq Stock Market, the Combined Code on Corporate Governance of the UK Listing Authority (as amended from time to time) (the “Code”) to the extent that such rule and regulations apply to such Group Company including, without limitation and if relevant, retiring by rotation from his office and/or directorship and seeking re-election when requested to do so by the relevant Group Company or in accordance with the articles of association of the relevant Group Company. For the purposes of this Agreement, “UK Listing Authority” means the Financial Services Authority in its capacity as the competent authority for the purposes of part VI of the Financial Services and Markets Act 2000;
     (iii) comply (to the extent applicable) with all requirements, recommendations or regulations, as amended from time to time, of the UK Listing Authority (including the Model Code for transactions in securities by directors and certain senior executives of listed companies, a copy of which is available from the Company Secretary of the Parent), the Financial Services Authority, the Securities and Exchange Commission, and all regulatory authorities relevant to any Group Company and any code of practice issued by any Group Company (as amended from time to time) relating to dealing and/or transactions in securities;
     (iv) comply with the requirements under both legislation and regulation as to the disclosure of inside information;
     (v) abide by his fiduciary duties to any Group Company of which he is a director;
     (vi) (if the Parent’s Board of Directors so requests) immediately resign (without any claim for compensation) from any office and/or directorship held in any Group Company, save for his position as President of the Company or as a director of Parent, and Employee hereby irrevocably appoints the Company to be his attorney to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Company or its nominee the full benefit of this clause;
     (vii) shall not do anything that would cause him to be disqualified from holding any such office ad/or directorship;

     (viii) shall not (without the prior written approval of the Board of Directors of the Parent) resign from any office and/or directorship which he holds in the Company or any Group Company; and
     (ix) acknowledges that the termination of any such office and/or directorship which he holds in any Group Company save for his position as President of the Company (including failure to be re-elected to the office and/or directorship following retirement by rotation) shall not terminate this Agreement which shall continue on the basis that Employee is an employee only and, for the avoidance of doubt, Employee shall have no claims in respect of such cessation of office and/or directorship,
ARTICLE II
COMPENSATION
     Section 2.1 General Terms.
     (a) Base compensation. For the period commencing April 1, 2007 and ending March 31, 2008, the Company shall provide base compensation to the Employee at the rate of $350,000, payable in accordance with the Company’s ordinary payroll policies. This amount will be reviewed annually by the Board or the compensation committee of the Board, Any reference to the Board of Directors or the Board in this Agreement (whether of the Company or the Parent or any other Group Company) shall include any committee of the Board of Directors duly appointed by it. Any increases that are memorialized in the minutes of the Board shall be incorporated herein by reference without further action by the Employee or Company.
     (b) Bonus. In addition to the base salary provided in Section 2.1(a), Employee will be entitled to receive, as additional compensation, an annual bonus in an amount to be determined by the Parent’s Board of Directors.
     (c) Options. During the term of this Agreement, Employee shall be eligible to participate in such incentive share option plans and deferred bonus plans and to receive such options or awards, if any, under the plans as the Board of Directors or the Remuneration Committee of the Parent may determine from time to time in its sole discretion.
     (d) All references in this Agreement to “$” or “dollars” shall mean United States Dollars.
     Section 2.2 Reimbursement. It is acknowledged by the parties that Employee, in connection with the services to be performed by him pursuant to the terms of this Agreement, will be required to make payments for travel, communications, entertainment of business associates and similar expenses. The Company or relevant Group Company (as applicable) will reimburse Employee for all reasonable, documented expenses of types authorized by the Company or relevant Group Company (as applicable) and incurred by Employee in the performance of his duties hereunder. Employee will comply with such budget limitations and approval and reporting requirements with respect to expenses as the Company or relevant Group Company (as applicable) may establish from time to time.
          Section 23 Employee Benefits.
          (a) General During the term of this Agreement, Company shall provide Employee with employee and fringe benefits under any and all employee benefit plans and programs that are, from time to time, generally made available to the executive employees of the Company, including, without limitation, life, health and disability benefits and participation in retirement savings plans; provided, however, that nothing in this Agreement shall require the Company to maintain such plans or programs nor prohibit the Company from terminating, amending or modifying such plans and programs, as the Company, in its sole discretion, may deem advisable. In all events, including but not limited to, the funding, operation, management, participation, vesting, termination, amendment or modification of such plans and programs, the rights and benefits of Employee shall be governed solely by the terms of the plans and programs, as provided in such plans, programs or any contract or agreement related thereto. Nothing in this Agreement shall be deemed to amend or modify any such plan or program.
     To the extent required by any plan, Employee’s participation in the plan or its benefits may be contingent upon an employee contribution or salary reduction agreement. Failure of Employee to make such required contribution or execute a salary reduction agreement will result in Employee not participating or benefiting under said plan for the applicable plan year. Any employee contribution, through a salary reduction agreement or otherwise, which Employee is required or permitted to make shall be paid out of Employee’s salary or if the plan so permits, his bonus, if any.
     (b) Vacation Leave. The Company and Employee acknowledge and agree that Employee shall be entitled to receive twenty-three (23) business days paid vacation time/sick leave during the first year of the term of this Agreement. The Company and Employee further acknowledge and agree that subsequent vacation levels shall be determined by the mutual agreement of the parties to this Agreement.
ARTICLE III
NONDISCLOSURE OF CONFIDENTIAL INFORMATION
          Section 3.1 Definitions. For purposes of this Agreement, “Confidential Information’’ is any data or information that is unique to the Company and/or any Group Company, proprietary, competitively sensitive, and not generally known by the public, including, but not limited to, the Company’s and/or any Group Company’s business plans, customers, prospective customers (“prospective customers” is understood to mean those potential customers with whom or with which the Company is engaged in active discussion about a business relationship), training manuals, product development plans, bidding and pricing procedures, market plans and strategies, business plans and projections, internal performance statistics, financial data, confidential information concerning employees of the Company and/or any Group Company, operational or administrative plans, policy manuals, terms and conditions of contracts and agreements, and all similar information related to the business of the Company’s and/or any Group Company’s customers or potential customers or suppliers, other than information that is publicly available. The term “Confidential Information” shall not apply to information which is (i) in Employee’s possession prior to the Effective Date (as defined below); (ii) received by Employee from a third party with no accompanying restriction on disclosure or (iii) required to be disclosed by any applicable law or by an order of a court of competent jurisdiction.
          Section 3.2 Use and Disclosure. Employee recognizes and acknowledges that Confidential Information constitutes valuable, special and unique assets of the Company and the Group. Except as required to perform Employee’s duties as an employee of the Company or his duties to any Group Company or until such sooner time that any item described in Section 3.1 ceases to be Confidential Information through no act of Employee in violation of this Agreement, Employee will not use or disclose any Confidential Information. This obligation of Employee shall continue beyond the term of his employment with the Company, and through the time period set forth in Section 4.1, below. Any breach of this obligation by Employee, whether during the term of his employment or thereafter, shall constitute a material breach of this agreement, which the parties agree would cause irreparable harm to the Company and the Group. Employee agrees that the remedy at law for any such breach is inadequate and that the Company and/or relevant Group Company shall be entitled to temporary and permanent injunctive relief or other equitable relief without the necessity of proving actual damages. Employee represents that enforcement of a remedy by way of injunction will not prevent him from earning a livelihood. Employee further represents and admits that time periods contained in Section 4.1 are reasonably necessary to protect the interests of the Company and the Group and would not unfairly or unreasonably restrict Employee. Such relief set forth above shall be in addition to any other remedies available to Company and any Group Company, including specifically without intending any limitation, the recovery of damages.
ARTICLE IV
NONCOMPETITION
     Section 4.1 Restriction. In consideration for the benefits Employee is receiving hereunder, Employee hereby acknowledges, and for other good and valuable consideration, agrees that during the period beginning on the date hereof and ending twelve (12) months after the termination of Employee’s employment with the Company, under any of the circumstances described in Section 6.1, Employee directly or indirectly, shall not (i) accept employment as an executive officer with any competitor of the Company and/or any Group Company to which he has provided services (the “Relevant Group Company”), wherever located, or with any entity identified as a potential competitor of the Company (and/or any Relevant Group Company) as of the termination of Employee’s employment; (ii) solicit or hire any employee of the Company (and/or any Relevant Group Company) who was an

employee of the Company (and/or any Relevant Group Company) as of the date of the termination of Employee’s employment; or (iii), interfere with, disrupt or attempt to disrupt any past, present or prospective business relationship, contractual or otherwise, related to or arising from any merchant account or any agreement, relationship or contractual arrangement between the Company (and/or any Relevant Group Company) and any merchant provided, however, nothing herein shall prevent Employee from contracting with any such merchant in a manner that does not interfere with, disrupt or attempt to disrupt any contractual relationship between such person and the Company. For purposes of Section 4.l(i) only, Employee agrees that he understands the term “employment as an executive officer” to mean both full-time employment, as that term is used herein, as well as any agreement to provide executive officer services as an independent contractor on behalf of any competitor of the Company (and/or any Relevant Group Company).
          Section 4.2 Remedies. Employee agrees and acknowledges that the violation of the covenants in this Section 4.1 would cause irreparable injury to the Company and that the remedy at law for any violation or threatened violation would be inadequate and that the Company shall be entitled to temporary and permanent injunctive relief or other equitable relief without the necessity of proving actual damages. Employee represents that enforcement of a remedy by way of injunction will not prevent him from earning a livelihood. Employee further represents and admits that time periods contained in Section 4.1 are reasonably necessary to protect the interests of the Company and would not unfairly or unreasonably restrict Employee. Such relief shall be in addition to any other remedies available to Company, including specifically without intending any limitation, the recovery of damages.
          Section 4.3 Reformation and Severance. If a judicial determination is made mat any of the provisions of the above restriction constitutes an unreasonable or otherwise unenforceable restriction against Employee, it shall be rendered void only to the extent that such judicial determination finds such provisions to be unreasonable or otherwise unenforceable. In this regard, the parties hereby agree that any judicial authority construing this Agreement shall be empowered to sever any portion of the prohibited business activity from the coverage of this restriction and to apply the restriction to the remaining portion of the business activities not so severed by such judicial authority.
ARTICLE V
TERM OF AGREEMENT
     This Agreement shall continue in full force and effect for a period of 36 months from an effective date commencing on April 26, 2007 (the “Effective Date”) and thereafter renewing for successive twelve (12)-month terms, each such renewal term to commence on the successive anniversaries of the Effective Date, unless either party shall give six (6) months written notice of its intention not to renew, in which case the Company’s obligations (and the obligations of any Group Company) to

Employee shall cease as of the expiration of the then-current term, unless earlier terminated as provided in Article VI hereof.
ARTICLE VI
TERMINATION
          Section 6.1 Termination. Employee’s employment hereunder may terminate prior to the time set forth in Article V hereof upon the occurrence of the following events:
          (a) By Company Without Cause. The Company may terminate this Agreement at any time without cause upon written notice to Employee (“Termination Without Cause”), which notice shall specify the effective date of such termination (the “Termination Date”). In the event of a Termination Without Cause, Employee shall be entitled to:
     (i) receive an amount equal to twelve (12) months base salary, as that amount is determined and adjusted from time to time under Section 2.1 (a), paid, at the Company’s option, in one payment at the Termination Date or in monthly instalments over the twelve (12) month period commencing on the Termination Date (the “Severance Period”);
     (ii) receive any bonuses that, in the sole discretion of the Board, have been earned under Section 2.l(b) with respect to prior years but have not been paid;
     (iii) any unpaid expense reimbursements under Section 2.2 hereof for expenses incurred in the performance of his duties prior to the Termination Date;
     (iv) at the Company’s option, (a) continue to participate in the Company’s health, dental, life and disability insurance plans (the “Company Plans”), to the extent permitted by the Company Plans and without any additional incremental cost to the Company, and the Company shall continue to pay the applicable premiums for such coverage or (b) receive monthly payments from the Company equivalent to the cost to the Company of providing the Employee with participation in the Company Plans, in either case, until the earlier of (A) Employee’s eligibility for any such coverage under another employer’s plans or (B) the expiration of the Severance Period. Employee agrees that the period of coverage under the Company’s health plans shall count against such plans’ obligations to provide continuation coverage under Part 6 of Subtitle B of Title 1 of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”). Following completion of such period of coverage, Employee shall be emitted to elect any-remaining coverage under the Company’s health plans pursuant to the provisions of such plans and COBRA. Alternatively, at the Company’s option and in lieu of continued participation in the Company Plans or the monthly payments described above, the Company may make a payment to Employee at the Termination Date equivalent to the cost to the Company of providing the Employee with participation in the Company Plans over the Severance Period. In such event, Employee shall be entitled to elect continued coverage under the Company’s health plans pursuant to the provisions of such plans and COBRA; and
     (v) receive a payment (at the Company’s option) either to the Employee or on behalf of such Employee to the Company’s 401(k) plan administrator or trustee, equivalent to the contributions the Company would have made to the 401 (k) plan in respect of Employee for the Severance Period.
          The obligations of the Company under this Section 6,1 (a) shall apply to any Successor Entity (as defined below) that assumes, or by operation of law becomes subject to, the Company’s obligations under this Agreement. The refusal by a Successor Entity to assume the Company’s material obligations under this Agreement shall be deemed to be a Termination Without Cause for purposes of this Section 6.1 (a). A “Successor Entity” shall mean any person or entity that acquires, directly or indirectly, (i) all or substantially all of the assets or business of the Company or (ii) beneficial ownership, other than in the capacity of an underwriter, (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act), of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities. Unless termination of this Agreement is due to the circumstances described in any other paragraph of this Section 6.1, a Termination Without Cause will be deemed to occur if the Company or the Parent (i) provides written notice of such to the Employee or provides notice of non-renewal as provided in Article V and does not offer Employee a new employment agreement providing for substantially equivalent duties and compensation, or (ii) substantially reduces Employee’s duties as President of the Company or as a director of Parent or his compensation hereunder.
          (b) By Employee Without Cause. Employee may terminate this Agreement at any time without cause upon ninety (90) days written notice to the Board. At the time of such termination, Company will pay to Employee the amount of compensation determined under Section 2.1, such amounts to be adjusted pro rata for the portion of the term of the Agreement completed on the date of termination, and offset by periodic compensation previously made to Employee with respect to such term of the Agreement. Employee shall also be entitled to reimbursement pursuant to Section 2.2 for expenses incurred in the performance of his duties hereunder prior to termination.
          (c) By Company With Cause. This Agreement may be terminated by Company at any time upon written notice for any of the following reasons:
     (i) conviction of the Employee for a felony;
     (ii) commission by Employee of an act of fraud, embezzlement, or material dishonesty against the Company or its affiliates; or

     (iii) intentional neglect of, or material inattention to, Employee’s duties.
     At the time of such termination, Company will pay to Employee the amount of compensation determined under Section 2,1 (a), such amounts to be adjusted pro rata for the portion of the term of the Agreement completed on the date of termination, and offset by periodic compensation previously made to Employee with respect to such term of the Agreement. Employee shall also be entitled to reimbursement pursuant to Section 2.2 for expenses incurred in the performance of his duties hereunder prior to termination.
          (d) Termination on Death. In the event of Employee’s death, this Agreement will be deemed to have terminated on the date of his death. At the time of such termination, Company will pay to the testamentary trusts created by Employee’s will, or if there are no such trusts, to his estate, the amount of compensation determined under Section 2.1 that is in effect at the time of termination, such amount to be adjusted pro rata for the portion of the term of the Agreement completed on the date of termination, and offset by periodic compensation previously made to Employee with respect to such term of the Agreement. Company shall also pay to such testamentary trusts or Employee’s estate reimbursement pursuant to Section 2.2 for expenses incurred in the performance of his duties hereunder prior to termination.
          (e) Termination on Disability. This Agreement will terminate immediately in the event Employee becomes physically or mentally disabled such that he is unable to perform the essential functions of President, with or without reasonable accommodations. At the time of such termination, Company will pay to Employee the amount of compensation determined under Section 2.1 that is in effect at the time of termination, such amount to be adjusted pro rata for the portion of the term of the Agreement completed on the date of termination, and offset by periodic compensation previously made to Employee with respect to such term of the Agreement. Employee shall also be entitled to reimbursement pursuant to Section 2.2 for expenses incurred in the performance of his duties hereunder prior to termination.
          (f) Obligations on Termination. Upon termination of this Agreement (howsoever caused) Employee shall (if the Board so requests):
     (i) immediately resign without claim for compensation (except as provided in this Article VI) from any offices and/or directorships held in the Company or any other Group Company and membership of any organisation and any office in any other company acquired by reason of or in connection with Employee’s employment hereunder and from any position which he holds as a trustee in relation to the business of any Group Company and Employee hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this Section 6,1(f)(i);
     (ii) deliver to the Board all documents (including, but not limited to, correspondence, lists of clients and/or customers, plans, drawings, accounts and other documents of whatsoever nature and all copies thereof, whether on paper, computer memory or otherwise) made, compiled or acquired by him during his employment and relating to the business, finances or affairs of the Company or any other Group Company or its or their clients and/or customers and any other property of any Group Company which is in his possession, custody, care or control and, if so requested by the Company, he shall send to the Board a signed statement confirming that he has complied with his obligations under this Section 6,1(f)(ii);
     (iii) irretrievably delete any information relating to the business of the Company or any other Group Company stored on any magnetic or optical disc or memory and all matter derived therefrom which is in his possession, custody, care or control outside the premises of the Company or any other Group Company and shall produce such evidence of compliance with this Section 6.1(f)(iii) as the Board may require; and
     (iv) transfer (without payment) to the Company (or as it may direct) any qualifying or nominee shareholdings which he holds in connection with his employment and/or any office and/or directorship held by him in any Group Company and Employee hereby irrevocably appoints the Company to be his attorney to execute such transfers on his behalf provided that, for the avoidance of doubt, “qualifying shareholdings” and/or “nominee shareholdings” for these purposes shall not include any shares or stock or share or stock options held or beneficially owned by Employee pursuant to any share or stock option or other share or stock-based incentive scheme of any Group Company.
ARTICLE VII
ARBITRATION
          Section 7.1 Scope. The Company and Employee acknowledge and agree that any claim or controversy arising out of or relating to this Agreement shall be settled by non-binding arbitration in Nashville, Tennessee, in accordance with the National Rules of the American Arbitration Association for the Resolution of Employment Disputes in effect on the date of the event giving rise to the claim or controversy. The Company and Employee farther acknowledge and agree that either party must request arbitration of any claim or controversy within 60 days of the date of the event giving rise to the claim or controversy by giving written notice of the party’s request for arbitration. Failure to give notice of any claim or controversy within 60 days of the event giving rise to the claim or controversy shall constitute waiver of the claim or controversy.
          Section 7.2 Procedures. All claims or controversies subject to arbitration shall be submitted to arbitration within six months from the date that a written notice of request for arbitration is effective. All claims or controversies shall be resolved by a panel of three arbitrators who are licensed to practice law in the State of Tennessee and who are experienced in the arbitration of labor and employment disputes. These arbitrators shall be selected in accordance with the National Rules of the American Arbitration Association for the Resolution of Employment Disputes in effect at the time the claim or controversy arises. Either party may request that the arbitration proceeding be recorded stenographically. The arbitrators shall issue a written decision with respect to all claims or controversies within 30 days from the date the claims or controversies are submitted to arbitration. The parties shall be entitled to be represented by legal counsel at any arbitration proceedings. Employee and the Company acknowledge and agree that the Company will bear the cost of the arbitration proceeding, including any stenographic recording, and each party shall be responsible for paying its own attorneys’ fees, if any, unless the arbitrators determine otherwise.
          Section 7.3 Enforcement. The Company and Employee acknowledge and agree that the arbitration provisions in this Agreement may be specifically enforced by either party, and that submission to arbitration proceedings may be compelled by any court of competent jurisdiction. The Company and Employee further acknowledge and agree that the decision of the arbitrators may be specifically enforced by either party in any court of competent jurisdiction.
ARTICLE VIII
ASSIGNMENT
          Section 8.1 Employee acknowledges and agrees that all discoveries, concepts, ideas, inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, works of authorship, mask works and intellectual property (whether or not including any confidential information), all other proprietary information and all similar or related materials, documents, work product or information (whether or not patentable) which are conceived, developed or made by Employes (whether alone or jointly with others) while employed or contracted by the Company or any Group Company, whether before or after the date of this Agreement (collectively the “Work Product’’), shall be the sole, exclusive and absolute property of the Company or relevant Group Company, and Employee hereby does irrevocably assign, transfer and convey (to the extent permitted by applicable law) all rights, including intellectual property rights, therein on a worldwide basis to the Company or such other entity as the Company shall designate, to the extent ownership of any such rights does not vest originally in the Company or relevant Group Company and waives any moral rights therein to the fullest extent permitted under applicable law.
          Section 8.2 Employee will promptly disclose any such Work Product to the Company (except where it is lawfully protected from disclosure as the trade secret of a third party or by any other lawful bar to such disclosure) and will at the Company’s request and without additional compensation, perform all actions reasonably requested by the Company to establish and confirm such ownership, including execute any patent, trademark or copyright papers covering such Work Product as well as any papers which may be considered necessary or helpful by the Company in the prosecution of applications for patents thereon or which may relate to any litigation or controversy in connection therewith, with the Company bearing all expenses of performing such actions (including expenses incident to the filing of such application, the prosecution thereof and the conduct of any such litigation).

ARTICLE IX
GENERAL TERMS
          Section 9.1 Notices. All notices and other communications hereunder will be in writing or by written telecommunication, and will be deemed to have been duly given if delivered personally or if sent by overnight courier or by written telecommunication, to the relevant address set forth below, or to such other address as the recipient of such notice or communication will have specified to the other party hereto in accordance with this Section:
If to the Company to:
Protherics PLC
3 Creed Court
5 Ludgate Hill
London EC4M 7AA
Attn: Andrew J. Heath, M.D., Ph.D.
With copy to:
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
Attn: L. Hunter Rost, Esq.
If to Employee, to:
Saul Komisar
Protherics Inc.
Suite 405
5214 Maryland Way
Brentwood, TN 37027
          Section 9.2 Withholding; No Offset. All payments required to be made by the Company under this Agreement to Employee, including any payments required to be made pursuant to Articles VI or VII hereunder, will be subject to the withholding of such amounts, if any, relating to federal, state and local taxes as may be required by law. No payment under this Agreement will be subject to offset or reduction attributable to any amount Employee may owe to the Company or any other person, except as required by law.
          Section 9.3 Entire Agreement; Modification. This Agreement and its Attachments constitute the complete and entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties. The parties have executed this Agreement based upon the express terms and provisions set forth herein and have not relied on any communications or representations, oral or written, mat are not set forth in this Agreement.

          Section 9.4 Amendment. The covenants or provisions of this Agreement may not be modified by an subsequent agreement unless the modifying agreement: (i) is in writing; (ii) contains an express provision referencing this Agreement; (iii) is signed and executed on behalf of the Company by an officer of the Company other than Employee; (iv) is approved by resolution of the Board; and (v) is signed by Employee.
          Section 9.5 Legal Consultation. Both parties have been accorded a reasonable opportunity to review this Agreement with legal counsel prior to executing this Agreement.
          Section 9.6 Choice of Law and Venue. This Agreement and the performance hereof will be construed and governed in accordance with the laws of the State of Tennessee, without regard to its choice of law principles. Subject to the provisions of Article VII hereunder, the parties agree to submit their persons to the personal jurisdiction of the state and federal courts of Tennessee for judicial resolution of any disputes arising out of this Agreement.
          Section 9.7 Successors and Assigns. The obligations, duties and responsibilities of Employee under this Agreement are personal and shall not be assignable. In the event of Employee’s death or disability, this Agreement shall be enforceable by Employee’s estate, executors or legal representatives where specifically set forth herein.
          Section 9.8 Waiver of Provisions. Any waiver of any terms and conditions hereof must be in writing and signed by the parties hereto. The waiver of any of the terms and conditions of this Agreement shall not be construed as a waiver of any subsequent breach of the same or any other terms and conditions hereof.
          Section 9.9 Severability. The provisions of this Agreement shall be deemed severable, and if any portion shall be held invalid, illegal or enforceable for any reason, the remainder of this Agreement shall be effective and binding upon the parties provided that the substance of the economic relationship created by this Agreement remains materially unchanged.
          Section 9.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.
     IN WITNESS WHEREOF, Company and Employee have caused this Agreement to be executed on the day and year indicated below to be effective on the day and year first written above.
EMPLOYEE:

/s/ Saul Komisar	08th June, 2007

Saul Komisar	Date

COMPANY

Protherics Inc.

By:	7th June, 2007
Andrew J. Heath, M.D., Ph.D.,	Date
Chief Executive Officer